UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2024

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated October 10, 2024 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, October 10, 2024 Comisión Nacional de Valores

Re.: Report of decision of CHAMBER C OF THE COMMERCIAL COURT OF APPEALS in the case: “PROCONSUMER c/ TELECOM PERSONAL S.A. s/ Sumarísimo” (Docket N° 19072/2007)

Dear Sirs,

I am writing to you in my capacity as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), as continuing Company of Telecom Personal S.A. (“Telecom Personal”) following up on the relevant information made public by Telecom Personal on February 16, 2011.

In this respect, we inform you that yesterday the Company was notified of the decision of Chamber C of the Commercial Court of Appeals that rejected the appeal filed by Proconsumer and consequently confirmed the first instance judgment which rejected the claim filed by Proconsumer against Telecom Personal and concluded that Telecom Personal (now Telecom Argentina) is subject to NO limitation when it sets the price of the local fixed network it charges to its mobile clients.

Sincerely,

Telecom Argentina S.A.

/s/Andrea V. Cerdán
Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	October 10, 2024	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations